111 Huntington Avenue Boston, MA 02199 Telephone: 617-239-0100 Fax: 617-227-4420 www.lockelord.com
Matthew C. Dallett Partner Direct Telephone: 617-239-0303 Direct Fax: 866-955-8690 matthew.dallett@lockelord.com

April 7, 2016

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Suzanne Hayes, Assistant Director

Re:	National General Holdings Corp.
Registration Statement on Form S-4
Filed March 3, 2016
File No. 333-209916

Dear Ms. Hayes:

On behalf of our client, National General Holdings Corp. (“National General”), we are responding to your letter of March 31, 2016 to Jeffrey Weissmann, General Counsel and Secretary of National General, providing comments on the Registration Statement on Form S-4 that National General filed on March 3, 2016 (the “National General S-4”). For convenience, we have reprinted your comments below, followed by our response. All statements of fact herein are statements of National General. Capitalized terms have the same respective meanings as when used in the National General S-4.
General

1.
Please provide us with your analysis explaining why the issuance of the subscription rights and the sale of common stock are eligible to be registered on Form S-4. For guidance, please refer to General Instruction A.1 to Form S-4.

Response
As discussed in our recent telephone conversations with a member of the Staff of the Division of Corporation Finance, we have used Form S-4 for the reasons articulated by the Staff in connection with similar transactions undertaken in 2013 and 2015.

2.
Your disclosure indicates that neither the number of shares to be issued in the Offering nor the price per share will be known until after the Expiration Date of the Offering. Therefore, at the time subscription right holders will be asked to make an irrevocable investment decision, they will not know the price per share or the number of shares they are purchasing. In light of this, it is unclear how the transaction as structured will allow you to have a Section 10(b) compliant prospectus at the time of effectiveness. Accordingly, please provide us an analysis explaining how your prospectus will satisfy the requirements of Section 10(b) at the time of effectiveness.

Securities and Exchange Commission
April 7, 2016

Response
It is correct that, at the time a subscriber makes an investment decision, he or she will not know the exact price per share or the exact number of shares he or she is purchasing. Those will be based on the VWAP for the 10 trading-day period ending on the Pricing Date. They will necessarily not be known until the market closes that day: the last point practicable before the consummation of the Offering and the Conversion. However, he or she will know that the purchase will provide an aggregate discount to such average market price of between 15.34% and 20% per share as of the Pricing Date, irrespective of market movements before then. Furthermore, a subscriber will be able to (a) wait to submit a complying subscription until immediately before market close on the Pricing Date* and (b) call the information line each day during the 10-day pricing period to obtain a 10-day VWAP figure calculated as of market close on the preceding trading day. Accordingly, he or she will be able to make a current estimate of the Purchase Price per Share and the number of shares purchasable at his or her subscription amount before making an irrevocable investment decision.
We believe that this fully complies with the Securities Act of 1933 for the following reasons.
First, a prospectus does not fail to comply with Section 10 if it discloses a formula pursuant to which the price per share will be calculated, rather than a fixed price, and such a prospectus may be declared effective on that basis.
(a) Item 16 of Schedule A to the Securities Act sets forth the following disclosure requirement:
(16) the price at which it is proposed that the security shall be offered to the public or the method by which such price is computed . . . . (emphasis added)
(b) Item 1 of Form S-4 requires disclosure of “the information required by Item 501 of Regulation S-K.” Subsection (b)(3) thereof specifies “the price to the public of the securities,” but Instruction 2 thereto provides,
If it is impracticable to state the price to the public, explain the method by which the price is to be determined. If the securities are to be offered at the market price, or if the offering price is to be determined by a formula related to the market price, indicate the market and market price of the securities as of the latest practicable date. (emphasis added)

_________________________
* We will revise the final prospectus to eliminate the term “Expiration Date” and clarify that the Offering will terminate at 4:00 p.m. ET on the Pricing Date.

Securities and Exchange Commission
April 7, 2016

(c) Responding to a comment made by a member of the Staff in a recent telephone conversation, we respectfully submit that the procedure set forth in Rule 430A for omitting the price per share at the time of effectiveness and supplying that information in a final prospectus is not applicable. Unlike the situations contemplated by Rule 430A, National General is not proposing to defer its decision to set the Purchase Price per Share based on market and offering considerations. Rather, it is setting the Purchase Price per Share formula (consistent with Regulation S-K, Item 501(b)(3)) at the outset, before effectiveness, and there will be no need to supply that information subsequently.
Second, the fact that an Eligible Member may wait until the end of the pricing period to submit a subscription and can also obtain current 10-day VWAP information during that period essentially eliminates the concern about his or her not knowing the Purchase Price per Share before being required to make an irrevocable commitment.
An analogous situation is presented in the case of tender or exchange offers in which the tender price or exchange ratio is to be determined pursuant to a formula. In a number of letters beginning with Lazard Freres & Co. (Aug. 11, 1995) and continuing at least through General Electric Co. (Oct. 19, 2015), the Staff has raised no objection under the tender offer rules to the use of a formula price with offering procedures similar to those proposed by National General.
Third, we believe that the formula pricing structure set forth in the Plan of Conversion is more fair to the Eligible Members and to National General than would be a fixed price set at the beginning of the Offering. Under the Plan, the Purchase Price per Share and the number of shares sold to each subscriber will be determined at the last point practicable before the Eligible Members vote at the Special Meeting (which is a condition to the Conversion and, thus, the consummation of the Offering). The shares will be issued as promptly as practicable thereafter, so the actual discount value received will be as close to current as practicable. If the fixed price was set at the beginning of the Offering, approximately 30 days earlier, market movements before the issuance of the shares could result in a significant disparity between the Purchase Price per Share and the current market value of the National General shares when they are finally issued, perhaps completely vitiating any discount or exaggerating it, both of which would not be consistent with the Plan as adopted pursuant to Illinois Law.
Subscriptions, page 52

3.
We refer to your disclosure on page 53 which identifies the offering contingencies and indicates that a Subscription Agent will hold the subscription funds in a segregated account. We also note your disclosure on page 57 indicating that completion of the offering could be delayed in the event Standard Mutual re-solicits its members to obtain the required approval of policyholders. Please revise here and elsewhere, as appropriate, to disclose whether there is any durational limit applicable to the Subscription Agent’s holding of investor funds. Please also revise to disclose whether investor funds will be returned promptly in the event that (i) the closing conditions are

Securities and Exchange Commission
April 7, 2016

not satisfied or (ii) a refund of any portion of a subscription amount is necessary, as described on page 58.
Response
We will revise the specified pages, as well as the forepart of the final prospectus, to clarify that, subject to the termination provisions of the Stock Purchase Agreement, there is no durational limit applicable to the Subscription Agent’s holding of investor funds and that investor funds will be returned promptly either to the extent they exceed the amount applied to purchase shares or if the Offering is terminated before consummation.
Please contact me at (617) 239-0303 or matthew.dallett@lockelord.com if you have any questions or require any additional information.
Sincerely,
/s/ Matthew C. Dallett
Matthew C. Dallett

cc:	Jeffrey Weissmann, General Counsel and Secretary - National General Holdings Corp.
Michael P. Goldman, Sidley Austin LLP